UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2021

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

RELEVANT INFORMATION

Betterware de Mexico S.A.P.I. de C.V. (Nasdaq: BWMX) (“Betterware”) announces the First Call to a General Ordinary Shareholders’ Meeting, to be held on February 11, 2022.

The purpose of this Report on Form 6-K is to furnish a free English translation of the Shareholders’ Meeting Agenda and of the form of Power of Attorney.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Luis Campos
Name: Title:	Luis Campos Board Chairman

Date: January 31, 2022

Exhibit Index

Exhibit No.	Description
99.1	Agenda for the General Ordinary Shareholders Meeting.
99.2	Form of Power of Attorney